

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 29, 2012

Via Facsimile
Michael R. MacDonald
Chief Executive Officer
DSW, Inc.
810 DSW Drive
Columbus, OH 43219

>   **Re: DSW, Inc.**
>   **Form 10-K for the Fiscal Year Ended January 28, 2012**
>   **Filed March 27, 2012**
>   **File No. 001-32545**

Dear Mr. MacDonald:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 28, 2012

Item 11. Executive Compensation, page 33

1.   We note your disclosure that information contained under the captions "COMPENSATION OF MANAGEMENT," "OTHER DIRECTOR INFORMATION, COMMITTEES OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION" and "REPORT OF THE COMPENSATION COMMITTEE" is incorporated by reference. We also note that your disclosure does not specify the document from which the information is incorporated. We note that the compensation discussion and analysis required pursuant to Item 402(b) of Regulation S-K is not found in the proxy statement under any of the abovementioned captions. With a view towards enhanced disclosure in future filings, please advise us why you believe it is appropriate to omit the compensation discussion and analysis required by Item 402(b) of Regulation S-K.

Notes to Consolidated Financial Statements, page F-10

15. Income Taxes, page F-36

2.   We note your disclosure on page F-38 that as a result of the merger, DSW was able to release the valuation allowance on RVI's deferred tax assets of $88.6 million due to the Company's expected future taxable income and reverse the deferred tax liability of $87.4 million. We further note on page F-37 that the fiscal 2011 effective tax rate was favorably impacted by the release of the valuation allowance and other merger-related tax items, which have been reflected as an income tax benefit in the Company's consolidated statements of operations. Please explain to us why you recorded the release of RVI's valuation allowance in fiscal 2011 instead of a period prior to the period of the actual merger. Also explain to us why you recorded the deferred tax liability reversal as an income tax benefit in fiscal 2011 instead of crediting to equity as of the transaction date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact John Archfield at (202) 551-3315 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Piland at (202) 551-3589 or Jim Lopez at (202) 551-3536 with any other questions.

                                                   Sincerely,

                                                   /s/Tia L. Jenkins

                                                   Tia L. Jenkins
                                                   Senior Assistant Chief Accountant
                                                   Office of Beverages, Apparel, and
                                                   Mining